Exhibit 99.3
FIELD TRIP HEALTH & WELLNESS PROVIDES
BUSINESS UPDATE AND REPORTS FISCAL
THIRD QUARTER 2023 RESULTS
TORONTO, February 28, 2023 — Field Trip Health & Wellness Ltd. (TSXV: FTHW) (OTCQB: FTHWF) (the “Company” or “Field Trip”), a global leader in the delivery of psychedelic therapies, provided a business update today and reported its fiscal third quarter 2023 results for the three and nine month periods ended December 31, 2022. All results are reported in accordance with International Financial Reporting Standards and in Canadian dollars, unless otherwise specified.
In December 2022, the Company formed an independent committee (the “IC”) of the board of directors of the Company (the “Board”) to assess strategic options for the Company. The formation of the IC was in response to, among other things, current unfavourable capital market conditions, which have presented a challenge for the Company in seeking additional sources of financing, ongoing fixed costs associated with the Company’s brick and mortar locations and the pausing of its hybrid in-clinic/virtual Freedom Program due to regulatory changes potentially affecting the ability of the Company to operate the program. In January 2023, the IC engaged a third-party consultant to perform a review of operations and investigate alternate courses of actions including, but not limited to, further cost reductions, restructuring, the potential sublease or closure of clinic locations and settlement of lease obligations (the “Strategic Review”). The Company does not intend to comment further on the Strategic Review, unless and until the Board has approved a specific course of action or otherwise determined that further disclosure is appropriate or required by law.
Selected Financial Information
The following table sets forth selected financial information derived from the Company’s unaudited combined carve-out financial statements for the three and nine months ended December 31, 2022 and December 31, 2021, prepared in accordance with International Accounting Standards 34 “Interim Financial Reporting” in a manner consistent with the Company’s annual audited combined carve-out financial statements. The following information should be read in conjunction with the financial statements and management’s discussion and analysis, which are available on the Company’s website at www.fieldtriphealth.com and under the Company’s SEDAR profile at www.sedar.com.

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Nine Months Ended December 31, 2022	Nine Months Ended December 31, 2021
	$	$	$	$
Revenue
Patient services	1,620,615	1,360,811	5,285,723	3,136,027
	1,620,615	1,360,811	5,285,723	3,136,027
Operating Expenses
General and administration	3,224,433	4,509,873	14,853,330	16,966,006
Occupancy costs	382,177	448,077	1,003,727	1,361,187
Sales and marketing	499,576	1,079,084	1,703,862	3,458,645
Research and development	83,803	75,492	264,163	321,038
Depreciation and amortization	1,136,464	1,014,018	3,219,926	2,478,213
Patient services	2,857,192	2,546,763	8,370,573	6,458,901
Impairment of right-of-use assets and property, plant and equipment	—	—	5,887,401	—
	8,183,645	9,673,307	35,302,982	31,043,990
Other Income (Expenses)
Interest income	84,460	6,891	101,928	20,962
Interest expense	(413,267)	(320,944)	(1,226,729)	(724,053)
Other income (expense)	(39,134)	(212,564)	1,566,384	(97,398)
Net Loss	(6,930,971)	(8,839,113)	(29,575,676)	(28,708,452)
Net Loss per Share – Basic and Diluted	(0.08)	(0.18)	(0.42)	(0.58)
	As at December 31, 2022	As at March 31, 2022
	$	$
Cash and cash equivalents	6,718,236	1,998,665
Restricted cash	471,512	776,551
Accounts receivables	814,095	1,053,077
Total Assets	35,365,541	37,348,201
Total Non-Current Financial Liabilities	26,606,194	26,745,396
About Field Trip Health & Wellness Ltd.
With a large global community of psychedelic-interested people, proprietary psychedelic therapies that generate transformative results for people in the treatment of mental health conditions and a brand and share of voice that is reaching millions of people, Field Trip is a center of gravity for the psychedelic renaissance.
Learn more at https://www.meetfieldtrip.com, https://www.fieldtriphealth.com and https://www.fieldtriphealth.nl.
Follow us on Twitter and Instagram: @fieldtriphealth
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Download Field Trip’s app here.

Cautionary Note Regarding Forward-Looking Information
This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding the Company and its business. Often but not always, forward-looking information can be identified by the use of words such as “expect”, “intends”, “anticipated”, “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of the Company and are based on assumptions and subject to risks and uncertainties. Although the management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to the Company, can be located on the SEDAR website at www.sedar.com.
Neither the TSX Venture Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.
CONTACTS:
Field Trip Health & Wellness:
Ronan Levy
Chairman & CEO
(416) 505-0929
ronan@fieldtriphealth.com
Investor contacts:
Phil Carlson / Sophia Bashford
KCSA Strategic Communications
(646) 573-0776) / (929 246-7307)
fieldtripIR@kcsa.com
Media contacts:
Isabella Morreale
Autumn Communications
(862) 579-7944
press@fieldtriphealth.com
SOURCE Field Trip Health & Wellness